SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U5S

ANNUAL REPORT

For the Year Ended December 31, 2004

Filed pursuant to the Public Utility Holding Company Act of 1935 by

AMEREN CORPORATION
1901 Chouteau Avenue, St. Louis, Missouri 63103

TABLE OF CONTENTS
		Page
ITEM 1.	SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004	1
ITEM 2.	ACQUISITION OR SALES OF UTILITY ASSETS	11
ITEM 3.	ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES	11
ITEM 4.	ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES	12
ITEM 5.	INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES	14
ITEM 6.	OFFICERS AND DIRECTORS	18
	Part I. Name, principal business address and positions held as of December 31, 2004	18
	Part II. Financial connections as of December 31, 2004	37
	Part III. Compensation and other related information	38
ITEM 7.	CONTRIBUTION AND PUBLIC RELATIONS	39
ITEM 8.	SERVICE, SALES AND CONSTRUCTION CONTRACTS	40
	Part I. Intercompany sales and service
	Part II. Contracts to purchase services or goods between any system company and affiliate
	Part III. Employment of any person by a supervisory or financial advisory system company for the performance on a continuing basis of management services
ITEM 9.	WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES	42
ITEM 10.	FINANCIAL STATEMENTS AND EXHIBITS	42
Index to Financial Statements
Financial Statements		Appendix B
Exhibits		44
SIGNATURE		61

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004.
Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value	Owner’s Book Value	Business Type

Ameren Corporation			5,845,155,415	5,845,155,415	Holding Company
Ameren Capital Trust I			--	--	Financing Subsidiary
Ameren Capital Trust II			--	--	Financing Subsidiary
Union Electric Company, d/b/a AmerenUE	102,123,834	100.0 100.0	2,881,805,550	2,881,805,550	Electric & Gas Utility
Ameren Community Development Company, LLC[1]		100.0			Community development
Electric Energy, Inc.	24,800	40.0	67,657,689	27,063,075	Generating Company (EWG)
Joppa & Eastern Railroad Co.	10,000	100.0	100,000	100,000	Rail Transport
Met-South, Inc.	100	100.0	5,000	5,000	Wholesale Marketing
Midwest Electric Power, Inc.	1,000	100.0	35,872,571	35,872,571	Generating Company
Southern Materials Transfer, Inc.	10,000	100.0	0	0	Coal Terminal
Massac Enterprises, LLC		100.0	100,000	100,000	Purchasing Company
Joppa Generating Station L.L.C.*			--	--	Inactive

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004.
Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value	Owner’s Book Value	Business Type
Union Electric Development Corp.	18,500	100.0	(23,835,052)	(23,835,052)	Community Development & Energy-Related Investments
Union Electric Capital Trust I*			--	--	Financing Subsidiary
Central Illinois Public Service Company, d/b/a AmerenCIPS		100.0	440,510,192	440,510,192	Electric & Gas
CIPS Energy, Inc.*	100	100.0	1,000	1,000	Inactive
CIPSCO Investment Company	100	100.0	4,163,333	4,163,333	Leasing and Energy-Related Investments
CIPSCO Securities Company	100		993,428	993,428	Investments
CIPSCO Venture Company	100	377,193	377,193	Civic and Economic Development
CIPSCO Leasing Company	100	5,141,507	5,141,507	Leveraged Leases
CLC Aircraft Leasing Co.	100	--	--	Equipment Leasing
CLC Leasing Co. A	100	--	--	Equipment Leasing

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004.
Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value	Owner’s Book Value	Business Type
CLC Leasing Co. C			--	--	Inactive
CIPSCO Energy Company	100	100.0	17,729,991	17,729,991	Energy-Related Investments
CEC-ACLP Co.			--	--	Investments
Ameren Energy, Inc.	1,000	100.0	(7,576,405)	(7,576,405)	Power Marketing, Energy-Related
Ameren Services Company	1,000	100.0	3,802,478	3,802,478	Services to Ameren and its subsidiaries
Ameren Development Company	1,000	100.0	(34,240,330)	(34,240,330)	Holding Company

Ameren ERC, Inc.	1,000	100.0	(8,226,133)	(8,226,133)	Energy-Related
Missouri Central Railroad Company	100,000	100.0	5,908,248	5,908,248	Rail Transport
Gateway Energy Systems, L.C.and affiliates			--	--	Energy-Related
Ameren Energy Communications, Inc.	1,000	100.0	(24,851,726)	(24,851,726)	Communications Related

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004.
Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value	Owner’s Book Value	Business Type
Ameren Energy Resources Company	1,000	100.0	550,210,085	550,210,085	Holding Company
AmerenEnergy Medina Valley Cogen (No. 4), L.L.C.		100.0	27,218,488	27,218,488	Intermediate Subsidiary
AmerenEnergy Medina Valley Operations, L.L.C.		100.0	221,424	221,424	Intermediate Subsidiary
AmerenEnergy Medina Valley Cogen (No. 2), L.L.C.		100.0	25,473,713	25,473,713	Intermediate Subsidiary
AmerenEnergy Medina Valley Cogen, L.L.C.		100.0	25,474,088	25,474,088	Generating Company (EWG)
Illinois Materials Supply Co.	1,000	100.0	(2,577,571)	(2,577,571)	Purchasing Company
Ameren Energy Marketing Co.	1,000	100.0	(28,056,716)	(28,056,716)	Wholesale and Retail Marketing
Ameren Energy Development Co.	1,000	100.0	432,353,575	432,353,575	Generating Company (EWG)

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004.
Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value	Owner’s Book Value	Business Type
Ameren Energy Generating Co.	2,000	100.0	434,975,655	434,975,655	Generating Company (EWG)
Coffeen and Western Railroad Company[2]	1,000	100.0	21,826,813	21,826,813	Common Carrier railroad company
Ameren Energy Fuels and Services Company	1,000	100.0	(2,888,873)	(2,888,873)	Fuel Purchasing
Cowboy Railroad Development Company, LLC		70.97	--	--	Develop feasibility study of railroad
AFS Development Company, LLC		100.0	--	--	Investments
Electric Energy, Inc.	24,800	40.0	67,657,689	27,063,075	Generating Company (EWG)
Joppa & Eastern Railroad Co.	10,000	100.0	100,00	100,000	Rail Transport
Met-South, Inc.	100	100.0	5,000	5,000	Wholesale marketing
Midwest Electric Power, Inc.	1,000	100.0	35,872,571	35,872,571	Generating Company
Southern Materials Transfer, Inc.	10,000	100.0	--	--	Coal Terminal

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004.
Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value	Owner’s Book Value	Business Type
Massac Enterprises, LLC			100,000	100,000	Purchasing Company
Joppa Generating Station L.L.C.*		100.0	--	--	Inactive
CILCORP Inc.	1,000	100.0	548,421,786	548,421,786	Holding Company
Central Illinois Light Company, d/b/a AmerenCILCO		100.0	418,561,498	418,561,498	Electric & Gas Utility
CILCO Exploration and Development Co.*	100	100.0	295,846	295,846	Inactive
AmerenEnergy Resources Generating Company	1,000	100.0	318,897,841	318,897,841	Owns & operates electric generation assets
CILCO Energy Corporation*	35,000	100.0	444,391	444,391	Inactive
CILCORP Investment Management Inc.	5,822	100.0	35,595,340	35,595,340	Investments
CIM Air Leasing Inc.	100	100.0	4,268,832	4,268,832	Lease interest in commercial aircraft
CIM Energy Investments Inc.	100	100.0	1,185,290	1,185,290	Investment in non-regulated energy production facilities

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004.
Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value	Owner’s Book Value	Business Type
CIM Leasing Inc.	100	100.0	8,599,515	8,599,515	Lease investments
CILCORP Lease Management Inc.	61	100.0	22,872,977	22,872,977	Lease investments
CLM Inc., IV	1,000	100.0	6,866,181	6,866,181	Lease investments
CLM Inc., VII	1,000	100.0	1,256,333	1,256,333	Lease investments
CLM Inc., VIII	1,000	100.0	1,255,727	1,255,727	Lease investments
CLM XII Inc.	500	100.0	17,150	17,150	Lease investments
CLM X, Inc.	500	100.0	19,214,750	19,214,750	Holding company
CLM XI, Inc.	500	100.0	129,290	129,290	Lease investments
CLM Inc., VI	1,000	100.0	19,085,461	19,085,461	Lease investments
QST Enterprises Inc.*	43,250	100.0	5,795,735	5,795,735
QST Energy Inc.*	44,125	100.0	5,484,977	5,484,977	Inactive
QST Energy Trading Inc.*	16,100	100.0	(1,341,906)	(1,341,906)	Inactive

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004.
Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value	Owner’s Book Value	Business Type
QST Inc.*	1,000		--	--	Inactive
CILCORP Infraservices Inc.	1,000	100.0	537,553	537,553	Technical & maintenance services
ESE Land Corporation*	1,000		--	--	Inactive
Savannah Resources Corp.*	1,000	100.0	--	--	Inactive
ESE Placentia Development Corporation*	100	100.0	--	--	Inactive
California/Nevada Development L.L.C.*		15.0	--	--	Inactive
CILCORP Ventures Inc.	7,352	100.0	1,118,303	1,118,303	Investment - Energy related products and services
CILCORP Energy Services Inc.	67,820	100.0	954,296	954,296	Energy
Agricultural Research & Development Corp.	800	80.0	37,599	37,599	Agricultural research

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004.
Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value	Owner’s Book Value	Business Type
Peoria Medical Research Corp.	1,000	14.0	--	--	Partnership engaged in medical research
Illinois Power Company, d/b/a AmerenIP[3]		100.0	1,233,986,893	1,233,986,893	Electric and gas utility
IP Gas Supply Company[4]		100.0	6,043,813	6,043,813	Gas exploration
Illinois Power Transmission Company, LLC 5*		100.0	--	--	Inactive
Illinois Power Securitization Limited Liability Company[6]		100.0	4,338,862	4,338,862	Financing subsidiary
Illinois Power Special Purpose Trust[7]			4,331,000	4,221,000	Financing subsidiary
Illinois Power Financing I8*		100.0	--	--	Inactive
Illinois Power Financing II9		100.0	--	--	Inactive

_____________________
* Inactive

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004.

NOTES RELATING TO VOTING POWER AND BOOK VALUE

FOOTNOTES

1. Ameren Community Development Company, LLC is a Missouri limited liability company incorporated on December 22, 2004.

2. Coffeen and Western Railroad Company is an Illinois corporation incorporated on February 11, 2004.

3. Illinois Power Company is an Illinois corporation incorporated on May 25, 1923 and acquired by Ameren Corporation on
                    September 30, 2004.

4. IP Gas Supply Company is an Illinois corporation incorporated on May 11, 1973 and acquired by Ameren Corporation on
                    September 30, 2004.

5. Illinois Power Transmission Company, LLC is a Delaware limited liability company organized on July 25, 2001 and acquired by
                    Ameren Corporation on September 30, 2004.

6. Illinois Power Securitization Limited Liability Company is a Delaware limited liability company organized on September 10, 1998 and acquired by Ameren Corporation on September 30, 2004.

7. Illinois Power Special Purpose Trust is a Delaware business trust formed in 1998 and acquired by Ameren Corporation on
               September 30, 2004.

8. Illinois Power Financing I is a Delaware statutory business trust acquired by Ameren Corporation on September 30, 2004.

                9. Illinois Power Financing II is a Delaware statutory business trust formed in 2002 and acquired by Ameren Corporation on
                    September 30, 2004.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

A. Aquila

In May 2004, Union Electric Company acquired natural gas utility distribution facilities in service located in and around Rolla, Salem, and Owensville, Missouri from Aquila, Inc. The acquisition price for the plant and related accounts receivable was approximately $4.3 million. This acquisition was approved by the Missouri Public Service Corporation (MPSC) and is exempt under Section 9(b)(1) of the PUCHA. A copy of the MPSC Order approving the transaction is attached hereto as Appendix A.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

A. Union Electric Company - Debt Issuance (Rule 52 exemption)

1. Issuance of $104 million senior secured notes (secured by first mortgage bonds), 5.50% due May 15, 2014. Issued on May 18, 2004.

2. Issuance of $300 million senior secured notes (secured by first mortgage bonds), 5.10% due October 1, 2019. Issued on September 23, 2004.

B. Central Illinois Light Company - Debt Issuance (Rule 52 exemption)

1. Issuance of $19.2 million environmental improvement revenue refunding bonds
Series 2004 (secured by first mortgage bonds), variable (auction) rate mode due
October 1, 2039 with a mandatory sinking fund redemption of $5 million on
October 1, 2026. Issued on November 19, 2004.

C. Central Illinois Public Service Company - Debt Issuance (Rule 52 exemption)

1. Issuance of $35 million environmental improvement revenue refunding bonds
Series 2004 (secured by first mortgage bonds), variable (auction rate) mode due
July 1, 2025. Issued on November 19, 2004.

D. Ameren Corporation - Guarantees (Rule 45 (b) (6) exemption)

1. Ameren Corporation and its utility subsidiaries are self-insured for Worker’s
Compensation Insurance and Ameren Corporation guarantees the payment of outstanding claims of subsidiaries (the “Reserve”). At December 31, 2004 the
Reserve amounted to $32,711,407. The highest amount outstanding at any time during the year cannot be readily determined.

ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

A. Union Electric Company - Debt Retirements (Rule 42 exemption)

1. On June 17, 2004, this system company redeemed, with proceeds from its issuance of $104 million 5.50% senior secured notes (secured by first mortgage bonds) due 2014, its $100 million principal amount 7.00% First Mortgage Bonds.

2. On August 1, 2004, this system company retired upon maturity, with proceeds from its issuance of $300 million 5.10% senior secured notes (secured by first mortgage bonds) due 2019, its $188 million principal amount 6.875% First
Mortgage Bonds.

3. On December 15, 2004, this system company retired upon maturity, initially with cash from short-term borrowings and later (January 2005) permanently financed with proceeds from its issuance of $85 million 5.00% senior secured notes
(secured by first mortgage bonds) due 2020,  its $85 million principal amount
7.375% First Mortgage Bonds.

B. Central Illinois Public Service Company - Debt Retirements (Rule 42 exemption)

1. On December 20, 2004, this system company redeemed, with cash, its $17.5 million principal amount 5.90% 1993 Series B-2 pollution control revenue refunding bonds.

2. On December 20, 2004, this system company redeemed, with cash, $17.5 million principal amount 5.70% 1993 Series C-2 pollution control revenue refunding bonds.

3. On December 22, 2004, this system company redeemed, with proceeds from its issuance of $35 million variable (auction) rate  Series 2004 environmental improvement revenue refunding bonds (secured by first mortgage bonds) due
2025, its $35 million principal amount 6.375% 1993 Series A pollution control revenue refunding bonds.

C. Central Illinois Light Company - Debt and Preferred Stock Retirements (Rule 42 exemption)

1. On February 27, 2004, this system company redeemed, with cash, its $100 million principal amount bank term loan (secured by first mortgage bonds)

2. On July 1, 2004, this system company retired, with cash, $1.1 million principal amount of its 5.85% cumulative preferred stock due 2008 pursuant to annual sinking fund requirements.

3. On December 22, 2004, this system company redeemed, with proceeds from its issuance of $19.2 million variable (auction) rate Series 2004 environmental improvement revenue refunding bonds (secured by first mortgage bonds) due
2039, its $14.2 million principal amount 6.50% Series 1992A pollution control revenue refunding bonds (secured by first mortgage bonds).

4. On December 22, 2004, this system company redeemed, with proceeds from its issuance of $19.2 million variable (auction) rate Series 2004 environmental improvement revenue refunding bonds (secured by first mortgage bonds) due
2039, its $5 million principal amount 6.50% Series 1992C pollution control revenue refunding bonds (secured by first mortgage bonds).

D. Illinois Power Company - Debt Retirements (Rule 42 exemption)

1. On November 15, 2004, this system company redeemed, with cash, $192.5 million principal amount of its 11.5% mortgage bonds.

2. On November 24, 2004, this system company repurchased, with cash, $351.0 million principal amount of its 11.5% mortgage bonds.

3. On December 1, 2004, this system company redeemed, with cash, $65.6 million principal amount of its 7.5% mortgage bonds.

4. On December 1, 2004, this system company redeemed, with cash, $84.2 million principal amount 7.40% 1994 Series B pollution control refunding revenue bonds
(secured with mortgage bonds).

E. CILCORP Inc. - Debt Retirements (Rule 42 exemption)

1. On May 26, 2004, this system company repurchased, with cash, $15 million principal amount of its 9.375% senior notes due 2029.

2. On July 9, 2004, this system company repurchased, with cash, $2.1 million principal amount of its 9.375% senior notes due 2029.

F. Electric Energy, Inc. - Debt Retirements (Section 32 exemption)

1. On December 15, 2004, this system company retired, with cash, $6.7 million principal amount of its 8.60% medium term notes due 2005 pursuant to annual sinking fund requirements

2. On December 15, 2004, this system company retired, with cash, $7.8 million principal amount of its 6.61% medium term notes due 2005 pursuant to annual sinking fund requirements

ITEM 5. INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES

A. At December 31, 2004 Union Electric Company had $47,552,240 invested  in the following temporary cash investments. These investments were in short-term money market funds.

1. Federated Investors funds: $3,044,384
2. Fidelity funds: $44,507,856

B. Aggregate amount of investments in persons operating in the retail service area of  Ameren Corporation or of its subsidiaries.

1. Union Electric Company

(a) Envirotech Investment Fund, L.L.C.
  Capital investments in energy- related businesses with company contributions  amounting to $1,068,759 as of December 31, 2004.

2. Electric Energy, Inc

(a) Massac Enterprises, LLC
  Capital contribution of $100,000 for purchasing operations within
  “enterprise zones”.

3. Union Electric Development Corporation

(a) Civic Ventures Investment Fund, LP
  Investment fund to promote growth and development of small and minority business enterprises with Company contributions
  amounting to $68,667 as of December 31, 2004.

(b) Lewis and Clark Industrial Development Corporation
  Capital contribution in civic development of $5,000 as of
  December 31, 2004.

(c) Laclede’s Landing Redevelopment Corporation
  Capital contribution in civic development of $10,000 as of
  December 31, 2004.

(d) Gateway National Bank
  Capital contribution in civic development of $60,000 as of
  December 31, 2004.

(e) NEMO Bank Community Development Corporation
  Capital contribution in civic development of $1,000 as of
  December 31, 2004.

(f) St. Louis Equity Funds - 1988, 1990, 1991, 1992, 1993, 1994,
  1995, 1996, 1997, 1998, 1999, 2000, 2001, 2002, 2003 and 2004 -
  Real estate investment funds, with the Company’s total
  contributions as of December 31, 2004 of $6,393,147. Includes
  purchase of tax credits from Mercantile Community Development
  Corporation, Federal National Mortgage Association and U.S.
  Bancorp Community Development Corporation. No established market value.

(g) Homestead Brookfield Housing
  Capital contribution for economic development amounting to
  $1,061 as of 12/31/04.

4. CIPSCO Investment Company
(a) Illinois Equity Funds - 1992, 1994, 1996, 1998, and 2000 Limited
  Partnerships and St. Louis Equity Funds 1999 LLC, 2000 LLC,
  2001 LLC, 2002 LLC, and 2003 LLC. Various ownership
  interests of not more than 20% in various limited partnerships.
  Total commitment to equity funds of $8,000,000. No established market value, book value is $3,758,013. Includes purchase of tax credits from Mercantile Community Development Corporation.

5. CIPSCO Venture Company Holdings:

Total equity interest in the investments listed below is $377,193.

(a) Mattoon Enterprise Park, LLC.
  A 20% equity interest, but not the managing member, in the above named limited liability company. No established market value.

(b) MACC, LLC
      A 33.33% interest, but not the managing member, in the above named limited liability company. No established market value.

6. CIPSCO Leasing Company

Total current asset book value of investments listed below is $26,282,843.

(a) A 17.5% undivided interest in a leveraged lease financing of a natural gas liquids plant held under the subsidiary name of
 CIPSCO Leasing Company.

(b) A 100% interest in a leveraged lease financing of a commercial aircraft held under the subsidiary name CIPSCO Aircraft Leasing Company.

(c) A 25% undivided interest in a leveraged lease financing of various oil and gas production equipment held under the subsidiary name
  CLC Leasing Company A.

(d) CLC Leasing Company C established for future investment
      opportunities; no current investments.

7. CIPSCO Energy Company

(a) Appomattox Cogeneration L.P.
  A 24.75% limited partnership interest in the above named Limited
  Partnership. This investment is held in CEC-ACLP Company, a subsidiary of CIPSCO Energy Company. Book value is $210,959.

8. Ameren ERC, Inc.

(a) Gateway Energy Systems, LLC and affiliates
  An 89.1% interest in the above named limited liability company amounting to $1,864,992 as of December 31, 2004.

9. Ameren Energy Communications, Inc.

(a) Enporion Inc.
  Ameren was one of seven founding members of the above named
  e-commerce company with a $5,000,000 investment as of
  December 31, 2004. Ameren owns 6,764,093 shares of common stock and has a 21.26% interest in Enporion.

10. CILCORP Investment Management Inc.

(a) Illinois Equity Funds - 1992, 1994, 1996 and 1998. Real estate investment funds with various ownership interests of less than 10%
  with the company’s total contribution as of December 31, 2004 of

  $9,006,212. Includes interest in Midwest Tax Credit Fund I and
  Midwest Tax Credit Fund II and Bank One Fund III.

11. CIM Leasing Inc.

  (a) Sun America 51 - Real estate investment fund with interest of
5.7214% with a total contribution as of December 31, 2004 of  $7,499,998.

ITEM 6. OFFICERS AND DIRECTORS - PART l.

The officers and directors of all system companies as of December 31, 2004 were as follows:

NAME AND ADDRESS                                                     POSITION

AMEREN CORPORATION

WARNER L. BAXTER	ST. LOUIS, MO	EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
SUSAN S. ELLIOTT	ST. LOUIS, MO	D
CLIFFORD L. GREENWALT	SPRINGFIELD, IL	D
THOMAS A. HAYS	ST. LOUIS, MO	D
RICHARD A. LIDDY	ST. LOUIS, MO	D
GORDON R. LOHMAN	CHICAGO, IL	D
RICHARD A. LUMPKIN	MATTOON, IL	D
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
JOHN PETERS MACCARTHY	ST. LOUIS, MO	D
PAUL L. MILLER, JR.	ST. LOUIS, MO	D
CHARLES W. MUELLER	ST. LOUIS, MO	D
DOUGLAS R. OBERHELMAN	ST. LOUIS, MO	D
GARY L. RAINWATER	ST. LOUIS, MO	D, P, CM, CEO
HARVEY SALIGMAN	ST. LOUIS, MO	D
PATRICK T. STOKES	ST. LOUIS, MO	D
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	EVP, COO

AFS DEVELOPMENT COMPANY, LLC

JERRE E. BIRDSONG	ST. LOUIS, MO	T
MICHAEL G. MUELLER	ST. LOUIS, MO	VP
GREGORY L. NELSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	P

AGRICULTURAL RESEARCH & DEVELOPMENT CORP.

STEVE BALISTRERI	ST. LOUIS, MO	D
WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P
SCOTT A. CISEL	ST. LOUIS, MO	D, VP
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	T
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S

AMEREN DEVELOPMENT COMPANY

WARNER L. BAXTER	ST. LOUIS, MO	D, EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
DANIEL F. COLE	ST. LOUIS, MO	D
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
GARY L. RAINWATER	ST. LOUIS, MO	D, P, CEO
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S
DAVID A. WHITELEY	ST. LOUIS, MO	D

AMEREN ENERGY COMMUNICATIONS, INC.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
DANIEL F. COLE	ST. LOUIS, MO	D
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
GARY L. RAINWATER	ST. LOUIS, MO	D
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	SVP
DAVID A. WHITELEY	ST. LOUIS, MO	P, CEO

AMEREN ENERGY DEVELOPMENT COMPANY

JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
R. ALAN KELLEY	ST. LOUIS, MO	D, VP
GREGORY L. NELSON	ST. LOUIS, MO	VP
ROBERT L. POWERS	ST. LOUIS, MO	VP
JERRY L. SIMPSON	SPRINGFIELD, IL	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	D, P

AMEREN ENERGY FUELS AND SERVICES COMPANY

WARNER L. BAXTER	ST. LOUIS, MO	D, EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
DANIEL F. COLE	ST. LOUIS, MO	D
SCOTT A. GLAESER	ST. LOUIS, MO	VP
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
MICHAEL G. MUELLER	ST. LOUIS, MO	D, P
ROBERT K. NEFF	ST. LOUIS, MO	VP
GREGORY L. NELSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	D

AMEREN ENERGY GENERATING COMPANY

JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
WARNER L. BAXTER	ST. LOUIS, MO	D, EVP, CFO
DANIEL F. COLE	ST. LOUIS, MO	D, SVP
R. ALAN KELLEY	ST. LOUIS, MO	D, P
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
ROBERT L. POWERS	ST. LOUIS, MO	VP
GARY L. RAINWATER	ST. LOUIS, MO	D
JERRY L. SIMPSON	SPRINGFIELD, IL	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	D, SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	D
DENNIS W. WEISENBORN	ST. LOUIS, MO	VP
DAVID A. WHITELEY	ST. LOUIS, MO	D, SVP

AMEREN ENERGY, INC.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
DANIEL F. COLE	ST. LOUIS, MO	D
GREGORY L. NELSON	ST. LOUIS, MO	VP
GARY L. RAINWATER	ST. LOUIS, MO	D
ANDREW M. SERRI	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	D, SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	P, D

AMEREN ENERGY MARKETING COMPANY

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
DANIEL F. COLE	ST. LOUIS, MO	D
GREGORY L. NELSON	ST. LOUIS, MO	VP
ANDREW M. SERRI	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	D, P

AMEREN ENERGY RESOURCES COMPANY

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
DANIEL F. COLE	ST. LOUIS, MO	D
R. ALAN KELLEY	ST. LOUIS, MO	VP
GREGORY L. NELSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	D, SVP, GC, S
THOMAS A. VOSS	ST. LOUIS, MO	P, D

AMERENENERGY MEDINA VALLEY COGEN, (NO. 2) L.L.C.

WARNER L. BAXTER	ST. LOUIS, MO	M, EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
R. ALAN KELLEY	ST. LOUIS, MO	M, SVP
MARTIN J. LYONS	ST. LOUIS, MO	C
GREGORY L. NELSON	ST. LOUIS, MO	VP
ROBERT L. POWERS	ST. LOUIS, MO	VP
JERRE L. SIMPSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	M, SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	M, P

AMERENENERGY MEDINA VALLEY COGEN, (NO. 4) L.L.C.

WARNER L. BAXTER	ST. LOUIS, MO	M, EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
R. ALAN KELLEY	ST. LOUIS, MO	M, SVP
MARTIN J. LYONS	ST. LOUIS, MO	C
GREGORY L. NELSON	ST. LOUIS, MO	VP
ROBERT L. POWERS	ST. LOUIS, MO	VP
JERRE L. SIMPSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	M, SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	M, P

AMERENENERGY MEDINA VALLEY COGEN, L.L.C.

WARNER L. BAXTER	ST. LOUIS, MO	M, EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
R. ALAN KELLEY	ST. LOUIS, MO	M, SVP
MARTIN J. LYONS	ST. LOUIS, MO	C
GREGORY L. NELSON	ST. LOUIS, MO	VP
ROBERT L. POWERS	ST. LOUIS, MO	VP
JERRE L. SIMPSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	M, SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	M, P

AMERENENERGY MEDINA VALLEY OPERATIONS, L.L.C.

WARNER L. BAXTER	ST. LOUIS, MO	M, EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
R. ALAN KELLEY	ST. LOUIS, MO	M, SVP
MARTIN J. LYONS	ST. LOUIS, MO	C
GREGORY L. NELSON	ST. LOUIS, MO	VP
ROBERT L. POWERS	ST. LOUIS, MO	VP
JERRE L. SIMPSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	M, SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	M, P

AMERENENERGY RESOURCES GENERATING COMPANY

WARNER L. BAXTER	ST. LOUIS, MO	D, EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
DANIEL F. COLE	ST. LOUIS, MO	D
R. ALAN KELLEY	ST. LOUIS, MO	D, P
MARTIN J. LYONS	ST. LOUIS, MO	C
GREGORY L. NELSON	ST. LOUIS, MO	VP
ROBERT L. POWERS	ST. LOUIS, MO	VP
JERRY L. SIMPSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	D
DENNIS W. WEISENBORN	ST. LOUIS, MO	VP
DAVID A. WHITELEY	ST. LOUIS, MO	SVP

AMEREN ERC, INC.

WARNER L. BAXTER	ST. LOUIS, MO	D, EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
DANIEL F. COLE	ST. LOUIS, MO	D
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
MICHAEL G. MUELLER	ST. LOUIS, MO	VP
GREGORY L. NELSON	ST. LOUIS, MO	VP
GARY L. RAINWATER	ST. LOUIS, MO	D
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	P, CEO
DAVID A. WHITELEY	ST. LOUIS, MO	D

AMEREN SERVICES CO.

WARNER L. BAXTER	ST. LOUIS, MO	D, EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
MARK C. BIRK	ST. LOUIS, MO	VP
CHARLES A. BREMER	ST. LOUIS, MO	VP
SCOTT A. CISEL	PEORIA, IL	VP
DANIEL F. COLE	ST. LOUIS, MO	D, SVP
JIMMY L. DAVIS	ST. LOUIS, MO	VP
R. ALAN KELLEY	ST. LOUIS, MO	SVP
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
RICHARD J. MARK	ST. LOUIS, MO	SVP (effective 2-1-05)
DONNA K. MARTIN	ST. LOUIS, MO	SVP (effective 2-1-05)
MICHAEL L. MENNE	ST. LOUIS, MO	VP
MICHAEL L. MOEHN	ST. LOUIS, MO	VP
MICHAEL G. MUELLER	ST. LOUIS, MO	VP
CRAIG D. NELSON	ST. LOUIS, MO	VP
GREGORY L. NELSON	ST. LOUIS, MO	VP
ROBERT L. POWERS	ST. LOUIS, MO	VP
GARY L. RAINWATER	ST. LOUIS, MO	D, CHM, P, CEO
DAVID J. SCHEPERS	ST. LOUIS, MO	VP
ANDREW M. SERRI	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	D, SVP, GC, S
DENNIS W. WEISENBORN	ST. LOUIS, MO	VP
DAVID A. WHITELEY	ST. LOUIS, MO	SVP
SAMUEL E. WILLIS	ST. LOUIS, MO	VP (retired 2-1-05)
THOMAS R. VOSS	ST. LOUIS, MO	D, SVP
RONALD C. ZDELLAR	ST. LOUIS, MO	VP

CALIFORNIA/NEVADA DEVELOPMENT L.L.C.

WARNER L. BAXTER	ST. LOUIS, MO	M

CEC-ACLP CO.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P, CEO
MARTIN J. LYONS	ST. LOUIS, MO	D, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	D, VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	S

CENTRAL ILLINOIS LIGHT COMPANY

WARNER L. BAXTER	ST. LOUIS, MO	D, EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
SCOTT A. CISEL	PEORIA, IL	D, P, COO
DANIEL F. COLE	ST. LOUIS, MO	D, SVP
R. ALAN KELLEY	ST. LOUIS, MO	SVP
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
GARY L. RAINWATER	ST. LOUIS, MO	D, CHM, CEO
STEVEN R. SULLIVAN	ST. LOUIS, MO	D, SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	D, SVP
DAVID A. WHITELEY	ST. LOUIS, MO	SVP

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY

WARNER L. BAXTER	ST. LOUIS, MO	D, EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
SCOTT A. CISEL	PEORIA, IL	D, P, COO
DANIEL F. COLE	ST. LOUIS, MO	D, SVP
JIMMY L. DAVIS	ST. LOUIS, MO	VP
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
CRAIG D. NELSON	ST. LOUIS, MO	VP
GREGORY L. NELSON	ST. LOUIS, MO	VP
GARY L. RAINWATER	ST. LOUIS, MO	D, CHM, CEO
STEVEN R. SULLIVAN	ST. LOUIS, MO	D, SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	D, SVP
DENNIS A. WEISENBORN	ST. LOUIS, MO	VP
DAVID A. WHITELEY	ST. LOUIS, MO	D, SVP

CILCO ENERGY CORPORATION

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	P
MARTIN J. LYONS	ST. LOUIS, MO	C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S

CILCO EXPLORATION AND DEVELOPMENT CO.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	P
MARTIN J. LYONS	ST. LOUIS, MO	C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	GC, S

CILCORP ENERGY SERVICES INC.

WARNER L. BAXTER	ST. LOUIS, MO	D, EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
ANDREW M. SERRI	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	D, P

CILCORP INC.

WARNER L. BAXTER	ST. LOUIS, MO	D, EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
DANIEL F. COLE	ST. LOUIS, MO	D, SVP
RICHARD A. LIDDY	ST. LOUIS, MO	D
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
GARY L. RAINWATER	ST. LOUIS, MO	D, CHM, P, CEO
STEVEN R. SULLIVAN	ST. LOUIS, MO	D, SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	D, SVP
DAVID A. WHITELEY	ST. LOUIS, MO	D, SVP

CILCORP INFRASERVICES INC.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	T
SCOTT A. CISEL	PEORIA, IL	VP
DANIEL F. COLE	ST. LOUIS, MO	D
MARTIN J. LYONS	ST. LOUIS, MO	VP & C
GREGORY L. NELSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	GC & S
THOMAS R. VOSS	ST. LOUIS, MO	D, P

CILCORP INVESTMENT MANAGEMENT INC.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P
MARTIN J. LYONS	ST. LOUIS, MO	D, VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S

CILCORP LEASE MANAGEMENT INC.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S

CILCORP VENTURES INC.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
SCOTT A. CISEL	PEORIA, IL	D, VP
DANIEL F. COLE	ST. LOUIS, MO	D, P
MARTIN J. LYONS	ST. LOUIS, MO	VP
GREGORY L. NELSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	D

CIM AIR LEASING INC.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S

CIM ENERGY INVESTMENTS INC.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S

CIM LEASING INC.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S

CIPS ENERGY, INC.

GARY L. RAINWATER	ST. LOUIS, MO	D, P, CEO
GREGORY L. NELSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	D, S, T

CIPSCO ENERGY COMPANY

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P, CEO
MARTIN J. LYONS	ST. LOUIS, MO	D, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	D, VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	S

CIPSCO INVESTMENT COMPANY

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, CHM, P
MARTIN J. LYONS	ST. LOUIS, MO	C, D
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	D, VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	S

CIPSCO LEASING COMPANY

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P, CEO
MARTIN J. LYONS	ST. LOUIS, MO	D, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	D, VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	S

CIPSCO SECURITIES COMPANY

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P, CEO
MARTIN J. LYONS	ST. LOUIS, MO	D, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	D, VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	S

CIPSCO VENTURE COMPANY

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P, CEO
MARTIN J. LYONS	ST. LOUIS, MO	D, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	D, VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	S

CLC AIRCRAFT LEASING CO.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P, CEO
MARTIN J. LYONS	ST. LOUIS, MO	D, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	D, VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	S

CLC LEASING CO. A

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P, CEO
MARTIN J. LYONS	ST. LOUIS, MO	D, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	D, VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	S

CLM INC., IV

WARNER L. BAXTER	ST. LOUIS, MO	D, V-CHM
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P, CHM
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC & S

CLM INC. - VI

WARNER L. BAXTER	ST. LOUIS, MO	D, V-CHM
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P, CHM
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S

CLM INC. - VII

WARNER L. BAXTER	ST. LOUIS, MO	D, V-CHM
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P, CHM
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S

CLM INC. - VIII

WARNER L. BAXTER	ST. LOUIS, MO	D, V-CHM
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P, CHM
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S

CLM X INC.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S

CLM XI, INC.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S
KENNETH J. UVA	(INDEPENDENT)	D

CLM XII, INC.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	VP, T
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S
KENNETH E. UVA	(INDEPENDENT)	D

COFFEEN AND WESTERN RAILROAD COMPANY

JERRE E. BIRDSONG	ST. LOUIS, MO	D, T
DANIEL F. COLE	ST. LOUIS, MO	D
R. ALAN KELLEY	ST. LOUIS, MO	D
MICHAEL G. MUELLER	ST. LOUIS, MO	D
ROBERT K. NEFF	ST. LOUIS, MO	P
GREGORY L. NELSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	D, SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	D

COWBOY RAILROAD DEVELOPMENT COMPANY, LLC

DANIEL F. COLE	ST. LOUIS, MO	M
MICHAEL G. MUELLER	ST. LOUIS, MO	M
ROBERT K. NEFF	ST. LOUIS, MO	M
STEVEN R. SULLIVAN	ST. LOUIS, MO	M
STEVEN R. SULLIVAN	ST. LOUIS, MO	M

ELECTRIC ENERGY, INC.

DANIEL F. COLE	ST. LOUIS, MO	D
JAMES M. HELM	JOPPA, IL	S, T
R. ALAN KELLEY	ST. LOUIS, MO	D, CHM
CHARLES D. NASLUND	ST. LOUIS, MO	D
ROBERT L. POWERS	ST. LOUIS, MO	P
GARY L. RAINWATER	ST. LOUIS, MO	D
WILLIAM SHEPPARD	JOPPA, IL	VP
PAUL W. THOMPSON	LOUISVILLE, KY	D
JOHN N. VOYLES	LOUISVILLE, KY	D
THOMAS R. VOSS	ST. LOUIS, MO	D
DAVID A. WHITELEY	ST. LOUIS, MO	D

ESE LAND CORPORATION

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P
MARTIN J. LYONS	ST. LOUIS, MO	C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	T
STEVEN R. SULLIVAN	ST. LOUIS, MO	GC & S

ESE PLACENTIA DEVELOPMENT CORPORATION

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P
MARTIN J. LYONS	ST. LOUIS, MO	C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	T
STEVEN R. SULLIVAN	ST. LOUIS, MO	GC & S

GATEWAY ENERGY SYSTEMS, L.C. AND AFFILIATES

WARNER L. BAXTER	ST. LOUIS, MO	M
JERRE E. BIRDSONG	ST. LOUIS, MO	M
PAUL MCKEE	ST. LOUIS, MO	M

ILLINOIS EQUITY FUND 1992, 1994, 1996, 1998, 2000, 2002, 2003

LEE R. NICKLOY	ST. LOUIS, MO	D

ILLINOIS MATERIALS SUPPLY CO.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
DANIEL F. COLE	ST. LOUIS, MO	D
R. ALAN KELLEY	ST. LOUIS, MO	VP
GREGORY L. NELSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S
DAVID A. WHITELEY	ST. LOUIS, MO	SVP
THOMAS R. VOSS	ST. LOUIS, MO	D, P, CEO

ILLINOIS POWER COMPANY

WARNER L. BAXTER	ST. LOUIS, MO	D, EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
SCOTT A. CISEL	ST. LOUIS, MO	D, P, COO
DANIEL F. COLE	ST. LOUIS, MO	D, SVP
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
GARY L. RAINWATER	ST. LOUIS, MO	D, CHM, CEO
STEVEN R. SULLIVAN	ST. LOUIS, MO	D, SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	D, SVP
DENNIS W. WEISENBORN	ST. LOUIS, MO	VP
DAVID A. WHITELEY	ST. LOUIS, MO	D, SVP

ILLINOIS POWER FINANCING I

JERRE E. BIRDSONG	ST. LOUIS, MO	TRUSTEE

ILLINOIS POWER FINANCING II

JERRE E. BIRDSONG	ST. LOUIS, MO	TRUSTEE

ILLINOIS POWER SECURITIZAITON LIMITED LIABILITY COMPANY

WARNER L. BAXTER	ST. LOUIS, MO	M, P, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	M, VP, T
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	M
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S

ILLINOIS POWER SPECIAL PURPOSE TRUST

WARNER L. BAXTER	ST. LOUIS, MO	TRUSTEE
JERRE E. BIRDSONG	ST. LOUIS, MO	TRUSTEE

ILLINOIS POWER TRANSMISSION COMPANY LLC

WARNER L. BAXTER	ST. LOUIS, MO	EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	VP
DAVID A. WHITELEY	ST. LOUIS, MO	SVP

IP GAS SUPPLY COMPANY

WARNER L. BAXTER	ST. LOUIS, MO	D, EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
MICHAEL G. MUELLER	ST. LOUIS, MP	VP
GREGORY L. NELSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	D, CHM, P

JOPPA & EASTERN RAILROAD COMPANY

JEFFREY S. BERKBIGLER	CARBONDALE, IL	S
JAMES M. HELM	JOPPA, IL	T
JOHN S. RENDLEMAN	CARBONDALE, IL	D, P

MACC, LLC

LEE R. NICKLOY	ST. LOUIS, MO	D

MASSAC ENTERPRISES, LLC

JOHN R. DALY	JOPPA, IL	MB
JEFFREY S. BERKBIGLER	CARBONDALE, IL	MB
JAMES M. HELM	JOPPA, IL	MB
JOHN S. RENDLEMAN	CARBONDALE, IL	MB

MATTOON ENTERPRISES PARK LLC

LEE R. NICKLOY	ST. LOUIS, MO	D

MET-SOUTH, INC.

JEFFREY S. BERKBIGLER	CARBONDALE, IL	VP
CHERYL L. ERDMAN	CARBONDALE, IL	S
JAMES M. HELM	JOPPA, IL	T
JOHN S. RENDLEMAN	CARBONDALE, IL	D, P

MIDWEST ELECTRIC POWER, INC.

JEFFREY S. BERKBIGLER	CARBONDALE, IL	S
JAMES M. HELM	JOPPA, IL	T
JOHN S. RENDLEMAN	CARBONDALE, IL	D, P

MISSOURI CENTRAL RAILROAD COMPANY

JERRE E. BIRDSONG	ST. LOUIS, MO	D
DANIEL F. COLE	ST. LOUIS, MO	D
R. ALAN KELLEY	ST. LOUIS, MO	D
MICHAEL G. MUELLER	ST. LOUIS, MO	D
ROBERT K. NEFF	ST. LOUIS, MO	P
GREGORY L. NELSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	D, SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	D

PEORIA MEDICAL RESEARCH CORP.

SCOTT A. CISEL	ST. LOUIS, MO	D

QST INC.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	P
MARTIN J. LYONS	ST. LOUIS, MO	C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	T
STEVEN R. SULLIVAN	ST. LOUIS, MO	GC & S

QST ENERGY INC.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	P
MARTIN J. LYONS	ST. LOUIS, MO	C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	T
STEVEN R. SULLIVAN	ST. LOUIS, MO	GC, S

QST ENERGY TRADING INC.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	P
MARTIN J. LYONS	ST. LOUIS, MO	C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	T
STEVEN R. SULLIVAN	ST. LOUIS, MO	GC & S

QST ENTERPRISES INC.

JERRE E. BIRDSONG	ST. LOUIS, MO	T
SCOTT A. CISEL	PEORIA, IL	VP
MARTIN J. LYONS	ST. LOUIS, MO	C
GREGORY L. NELSON	ST. LOUIS, MO	VP
STEVEN R. SULLIVAN	ST. LOUIS, MO	GC, S
THOMAS R. VOSS	ST. LOUIS, MO	D, P

ST. LOUIS EQUITY FUND 1988, 1990, 1991, 1992, 1993, 1994, 1995, 1996, 1997, 1998, 1999, 2000, 2001, 2002, 2003, 2004

JERRE E. BIRDSONG	ST. LOUIS, MO	CM

SAVANNAH RESOURCES CORP.

WARNER L. BAXTER	ST. LOUIS, MO	D
JERRE E. BIRDSONG	ST. LOUIS, MO	D, P
MARTIN J. LYONS	ST. LOUIS, MO	C
GREGORY L. NELSON	ST. LOUIS, MO	VP
LEE R. NICKLOY	ST. LOUIS, MO	T
STEVEN R. SULLIVAN	ST. LOUIS, MO	GC & S

SOUTHERN MATERIALS TRANSFER, INC.

JEFFREY S. BERKBIGLER	CARBONDALE, IL	S, D
JAMES M. HELM	JOPPA, IL	T
JOHN S. RENDLEMAN	CARBONDALE, IL	D, P

UNION ELECTRIC COMPANY

WARNER L. BAXTER	ST. LOUIS, MO	D, EVP. CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	VP, T
MARK C. BIRK	ST. LOUIS, MO	VP
SCOTT A. CISEL	PEORIA, IL	VP
DANIEL F. COLE	ST. LOUIS, MO	SVP
R. ALAN KELLEY	ST. LOUIS, MO	SVP
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
CHARLES D. NASLUND	ST. LOUIS, MO	VP
GREGORY L. NELSON	ST. LOUIS, MO	VP
GARY L. RAINWATER	ST. LOUIS, MO	D, CHM, P, CEO
STEVEN R. SULLIVAN	ST. LOUIS, MO	D, SVP, GC, S
THOMAS R. VOSS	ST. LOUIS, MO	D, SVP
DENNIS W. WEISENBORN	ST. LOUIS, MO	VP
DAVID A. WHITELEY	ST. LOUIS, MO	D, SVP
RONALD C. ZDELLAR	ST. LOUIS, MO	VP

UNION ELECTRIC DEVELOPMENT CORPORATION

WARNER L. BAXTER	ST. LOUIS, MO	D, EVP, CFO
JERRE E. BIRDSONG	ST. LOUIS, MO	D, VP, T
DANIEL F. COLE	ST. LOUIS, MO	D
MARTIN J. LYONS	ST. LOUIS, MO	VP, C
GREGORY L. NELSON	ST. LOUIS, MO	VP
GARY L. RAINWATER	ST. LOUIS, MO	D, P
STEVEN R. SULLIVAN	ST. LOUIS, MO	D, SVP, GC, S

NOTE:   Positions are indicated above by the following symbols:

C	--	Controller
CEO	--	Chief Executive Officer
CFO	--	Chief Financial Officer
CHM	--	Chairman
COO	--	Chief Operating Officer
D	--	Director
EVP	--	Executive Vice President
GC	--	General Counsel
M	--	Manager
MB	--	Member
P	--	President
S	--	Secretary
SVP	--	Senior Vice President
T	--	Treasurer
VP	--	Vice-President
V-CHM	--	Vice Chairman

ITEM 6. OFFICERS AND DIRECTORS - PART ll.

Financial Connections - The following is a list, as of December 31, 2004, of all officers and directors of each system company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935.

                                                                      Position
                                                  Held in                            Applicable
Name of Officer                                                              Fnancial              Exemption
or Director                        Name and Location of Financial Institution              Institution                              Rule
 ___________________           ______ (2)______________                                 (3)                __                                  (4)

AMEREN CORPORATION

Richard A. Lumpkin	First Mid-Illinois Bancshares Inc.	Director	Rule 70(a)
	First Mid-Illinois Bank & Trust NA	Director	Rule 70(a)

Douglas R. Oberhelman	South Side Bank - Peoria, Illinois	Director	Rule 70(a)

Patrick T. Stokes	U.S. Bancorp - Minneapolis, Minnesota	Director	Rule 70(b)

ITEM 6. OFFICERS AND DIRECTORS - PART lll.

(a) and (b) Directors’ and Executive Officers’ Compensation and Security Interests.

Information concerning directors, the chief executive officer and the four other most highly compensated executive officers (as defined by regulations of the Securities and Exchange Commission) of Ameren Corporation system companies is incorporated by reference to “Item 1: Election of Directors”, “Security Ownership of Management” and “Executive Compensation” in Ameren Corporation’s 2005 definitive proxy statement, a copy of which is on file with the SEC in File No. 001-14756. For Ameren Corporation’s proxy statement as well as the information statements of Union Electric Company, Central Illinois Public Service Company and Central Illinois Light Company, as filed with the SEC, refer to Exhibits A.8 through A.11 under Exhibits herein. Also for relevant information, refer to Part III of the 2004 Annual Report on Form 10-K for Illinois Power Company (Exhibit A.7 under Exhibits herein).

(c) Directors’ and Executive Officers’ Contracts and Transactions with System
Companies.

None.

(d) Indebtedness of Directors or Executive Officers to System Companies.

None.

(e) Directors’ and Executive Officers’ Participation in Bonus and Profit-Sharing
Arrangements and Other Benefits.

Information concerning directors, the chief executive officer and the four other most highly compensated executive officers (as defined by regulations of the Securities and Exchange Commission) of Ameren Corporation system companies is incorporated by reference to “Item 1: Election of Directors”, “Executive Compensation” and “Arrangements With Named Executive Officers” in Ameren Corporation’s 2005 definitive proxy statement, a copy of which is on file with the SEC in File No. 001-14756. For Ameren Corporation’s proxy statement as well as the information statements of Union Electric Company, Central Illinois Public Service Company and Central Illinois Light Company, as filed with the SEC, refer to Exhibits A.8 through A.11 under Exhibits herein. Also for relevant information, refer to Part III of the 2004 Annual Report on Form 10-K for Illinois Power Company (Exhibit A.7 under Exhibits herein).

(f) Directors’ and Executive Officers’ rights to Indemnity.

The state laws under which each of the system companies is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Each of the system companies’ charters or by-laws also provides for indemnification of directors and officers. In addition, directors and executive officers of the system companies are insured under directors’ and officers’ liability policies issued by Great American Insurance Company, Associated Electric & Gas Insurance Services Limited. Twin City Fire Insurance Company, Zurich American Insurance Company and Arch Insurance Limited. The policies are for the period March 1, 2005 to February 28, 2006.

ITEM 7.   CONTRIBUTIONS AND PUBLIC RELATIONS

1. Political

Central Illinois Public Service Company, by authorization of its board of directors, matched employee and retiree contributions made to the AmerenCIPS Political Action Committee (PAC) in the amount of $40,000. The AmerenCIPS PAC is a political action committee established in accordance with the law of the state of Illinois for the sole purpose of supporting state and local political candidates in the state of Illinois. The $40,000 matching contribution to the AmerenCIPS PAC was made and reported in accordance with Illinois law.

Union Electric Company, by authorization of its board of directors, matched employee contributions made to the AmerenUE PAC in the amount of $29,338.64. The AmerenUE PAC is a continuing committee established in accordance with the laws of the state of Missouri for the sole purpose of supporting state and local political candidates in the state of Missouri. The $29,338.64 matching contribution to the AmerenUE PAC was made and reported in accordance with Missouri law.

Illinois Power Company, by authorization of its board of directors, matched employee contributions made to the AmerenIP PAC in the amount of $11,262. The AmerenIP PAC is a continuing committee established in accordance with the laws of the state of Illinois for the sole purpose of supporting state and local political candidates in the state of Illinois. The $11,262 matching contribution to the AmerenIP PAC was made and reported in accordance with Illinois law.

2. Citizens Groups

None for Illinois

None for Missouri

Public Relations Counsel

Serafin & Associates, Inc. was retained to advise Union Electric Company on general public relations matters. From the time period January 1, 2004 - December 31, 2004, Union Electric Company made payments to Serafin & Associates in the amount of $60,000 for their services.

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services, including engineering or construction services, or goods supplied or sold between System companies are as follows:

Calendar Year 2004

Nature of Transactions (1)	Company Performing Service (2)	Company Receiving Service (3)	Compensation (4) (in thousands)

Equipment Sales	AmerenUE	AmerenCILCO	12
Equipment Sales	AmerenCIPS	AmerenUE	6
Equipment Sales	AmerenCILCO	AmerenEnergy Resources Generating Company	41
Equipment Sales	AmerenCILCO	AmerenUE	39
Equipment Sales	AmerenEnergy	AmerenUE	1
Materials and Supplies	Illinois Materials Supply Company	AmerenCILCO	312
Materials and Supplies	AmerenEnergy Resources Generating Company	Illinois Materials Supply Company	900
Misc. Services	AmerenCIPS	AmerenEnergy Marketing Company	941
Misc. Services	AmerenCIPS	Ameren Corporation	116
Misc. Services	AmerenCIPS	CIPSCO Investment Company	2
Misc. Services	AmerenCIPS	AmerenCILCO	420
Misc. Services	AmerenCIPS	AmerenUE	1,839
Misc. Services	AmerenCIPS	AmerenEnergy Resources Generating Company	3
Misc. Services	AmerenUE	Ameren Corporation	79
Misc. Services	AmerenUE	AmerenEnergy	209
Misc. Services	AmerenUE	AmerenCIPS	1,533
Misc. Services	AmerenUE	AmerenERC	7
Misc. Services	AmerenUE	AmerenEnergy Marketing Company	798
Misc. Services	AmerenUE	AmerenEnergy Resources Generating Company	4
Misc. Services	AmerenUE	AmerenEnergy Fuels & Services	628
Misc. Services	AmerenUE	AmerenEnergy Communications, Inc.	4
Misc. Services	AmerenUE	AmerenCILCO	1,182
Misc. Services	AmerenEnergy Fuels & Services	AmerenCIPS	840

Misc. Services	AmerenEnergy Fuels & Services
Misc. Services	AmerenEnergy Fuels & Services	Ameren Corporation	318
Misc. Services	AmerenEnergy Fuels & Services	AmerenUE	4,209
Misc. Services	AmerenEnergy Fuels & Services	AmerenEnergy Resources Generating Company	845
Misc. Services	AmerenEnergy Fuels & Services	AmerenCILCO	817
Misc. Services	AmerenEnergy Co.	AmerenEnergy Marketing Company	1,027
Misc. Services	AmerenEnergy Communications, Inc.	AmerenEnergy Marketing Company	9
Misc. Services	AmerenEnergy Communications, Inc.	AmerenCIPS	26
Misc. Services	AmerenEnergy Communications, Inc.	AmerenUE	139
Misc. Services	AmerenEnergy Communications, Inc.	AmerenCILCO	1
Misc. Services	AmerenEnergy Marketing Company	AmerenCILCO	2
Misc. Services	CIPSCO Investment Company	AmerenCIPS	138
Misc. Services	CIPSCO Investment Company	AmerenEnergy Fuels & Services	3
Misc. Services	CIPSCO Investment Company	AmerenEnergy Marketing Company	3
Misc. Services	Ameren Corporation Company	AmerenCILCO	55
Misc. Services	AmerenCILCO	CILCORP Infra-Services, Inc.	4
Misc. Services	AmerenCILCO	AmerenERC	52
Misc. Services	AmerenCILCO	AmerenUE	215
Misc. Services	AmerenCILCO	AmerenCIPS	163
Misc. Services	AmerenCILCO	AmerenEnergy Resources Generating Company	7
Misc. Services	AmerenEnergy Resources Generating Company	AmerenCILCO	523
Misc. Services	AmerenEnergy Resources Generating Company	AmerenUE	1
Misc. Services	AmerenIP	AmerenCIPS	3
Misc. Services	AmerenIP	AmerenEnergy Marketing Company	33

Part II.   None.

Part III.   None.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Filed confidentially as Appendix B and on Form SE.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

Filed confidentially as Appendix C on Form SE.

NOTES TO FINANCIAL STATEMENTS
Ameren Corporation	Reference is made to “Notes to Consolidated Financial Statements” contained on pages 96 through 158 in the Ameren combined 2004 Form 10-K, which information is incorporated by reference.

Union Electric Company (AmerenUE)	Reference is made to “Notes to Consolidated Financial Statements” contained on pages 96 through 158 in the Ameren combined 2004 Form 10-K, which information is incorporated by reference.
Central Illinois Public Service Company (AmerenCIPS)	Reference is made to “Notes to Consolidated Financial Statements” contained on pages 96 through 158 in the Ameren combined 2004 Form 10-K, which information is incorporated by reference.
Ameren Energy Generating Company (Generating Company)	Reference is made to “Notes to Consolidated Financial Statements” contained on pages 96 through 158 in the Ameren combined 2004 Form 10-K, which information is incorporated by reference.
CILCORP Inc.	Reference is made to “Notes to Consolidated Financial Statements” contained on pages 96 through 158 in the Ameren combined 2004 Form 10-K, which information is incorporated by reference.
Central Illinois Light Company (AmerenCILCO)	Reference is made to “Notes to Consolidated Financial Statements” contained on pages 96 through 158 in the Ameren combined 2004 Form 10-K, which information is incorporated by reference.

Illinois Power Company	Reference is made to “Notes to Consolidated Financial Statements” contained on pages 96 through 158 in the Ameren combined 2004 Form 10-K, which information is incorporated by reference.

Note: The “Other” column on the consolidating financial statements is comprised of companies with immaterial activity, as well as eliminations.

EXHIBITS

The following exhibits are incorporated by reference to the indicated SEC file number, unless a single asterisk appears next to the exhibit reference. A single asterisk indicates exhibits which are filed herewith.

EXHIBIT NUMBER	DESCRIPTION
A.	ANNUAL REPORTS, PROXY STATEMENT AND INFORMATION STATEMENTS FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
	A.1	2004 Annual Report on Form 10-K for Ameren Corporation (File No. 1-14756).
	A.2	2004 Annual Report on Form 10-K for Central Illinois Public Service Company (File No. 1-03672).
	A.3	2004 Annual Report on Form 10-K for Union Electric Company (File No. 1-02967).
	A.4	2004 Annual Report on Form 10-K for Ameren Energy Generating Company (File No. 333-56594).
	A.5	2004 Annual Report on Form 10-K for CILCORP Inc. (File No. 2-95569).
	A.6	2004 Annual Report on Form 10-K for Central Illinois Light Company (File No. 1-02732).
	A.7	2004 Annual Report on Form 10-K for Illinois Power Company (File No. 1-03004).
	A.8	2005 Proxy Statement of Ameren Corporation (File No. 1-14756).
	A.9	2005 Information Statement of Union Electric Company (File No. 1-02967).
	A.10	2005 Information Statement of Central Illinois Public Service Company (File No. 1-03672).

A.	ANNUAL REPORTS, PROXY STATEMENT AND INFORMATION STATEMENTS FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 (Continued)
	A.11	2005 Information Statement of Central Illinois Light Company (File No. 1-02732).
B.	CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY- LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION
AMEREN CORPORATION (Ameren) (SEC File No. 1-14756)
B1.1
Agreement and Plan of Merger, dated as of August 11, 1995, by and among Ameren, CIPSCO Incorporated, Union Electric Company d/b/a AmerenUE (UE), and Arch Merger Inc. (June 30, 1995 Form 10-Q/A (Amend-ment No. 1), Exhibit 2(a)).

	B1.2	Restated Articles of Incorporation of Ameren (File No. 33-64165, Annex F).
	B1.3	Certificate of Amendment to Ameren’s Restated Articles of Incorporation filed with the Secretary of State of the State of Missouri on December 14, 1998 (1998 Form 10-K, Exhibit 3(i)).
	B1.4	By-Laws of Ameren as amended February 13, 2004 (Exhibit 4.3, File No. 333-112833).
UNION ELECTRIC COMPANY (UE) (SEC File No. 1-2967)
	B2.1	Restated Articles of Incorporation of UE, as filed with the Secretary of State of the State of Missouri (1993 UE Form 10-K, Exhibit 3(i)).
	B2.2	By-Laws of UE as amended to August 23, 2001 (September 30, 2001 UE Form 10-Q, Exhibit 3(ii)).
CENTRAL ILLINOIS PUBLIC SERVICE COMPANY (CIPS) (SEC File No. 1-3672)
	B3.1	Restated Articles of Incorporation of CIPS (March 31, 1994 CIPS Form 10-Q, Exhibit 3(b)).
	B3.2	By-Laws of CIPS as amended effective October 8, 2004 (October 14, 2004 Combined Ameren Companies[1] Form 8-K, Exhibit 3.1).

B.	CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY- LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION (Continued)
AMEREN ENERGY GENERATING COMPANY (Genco) (File No. 333-56594)
	B4.1	Articles of Incorporation of Genco, filed March 2, 2000 (incor-porated by reference to Exhibit 3.1 to Genco's Registration Statement on Form S-4 (File No. 333-56594)).
	B4.2	Amendment to Articles of Incorporation of Genco, filed April 19, 2000 (incorporated by reference to Exhibit 3.2 to Genco’s Registration Statement on Form S-4 (File No. 333-56594)).
	B4.3	By-Laws of Genco as amended January 21, 2003 (Genco 2002 Form 10-K, Exhibit 3.3, File No. 333-56594).
AMEREN ENERGY RESOURCES COMPANY (f/k/a AMEREN INTERMEDIATE HOLDING CO. (RESOURCES COMPANY)
	B5.1	Articles of Incorporation of Resources Company filed September 3, 1999 (1999 U5S, Exhibit B.1).
	B5.2	Articles of Amendment filed March 2, 2000 (1999 U5S, Exhibit B.1).
	B5.3	By-Laws of the Resources Company effective September 15, 1999 (1999 U5S, Exhibit B.1).
MISSOURI CENTRAL RAILROAD COMPANY (RAILROAD COMPANY)
	B6.1	Certificate of Incorporation of Railroad Company filed June 6, 1997 (2000 U5S, Exhibit B.1).
	B6.2	Certificate of Amendment of Railroad Company dated October 19, 1999 (2000 U5S, Exhibit B.1).
	B6.3	Amended and Restated By-Laws of Railroad Company dated September 30, 1999 (2000 U5S, Exhibit B.1).
ENPORION, INC. (ENPORION)
	B7.1	Amended and Restated Certificate of Incorporation of Enporion filed November 6, 2000 (2000 U5S, Exhibit B.2).

B.	CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY- LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZAITON (Continued)

	B7.2	Amended and Restated By-Laws of Enporion dated November 6, 2000 (2000 U5S, Exhibit B.2).
ILLINOIS MATERIALS SUPPLY CO. (IMS)
	B8.1	Articles of Incorporation of IMS filed January 20, 2000 (2000 U5S, Exhibit B.3).
	B8.2	By-Laws of IMS dated January 20, 2000 (2000 U5S, Exhibit B.3).
AMEREN ENERGY MARKETING COMPANY (MARKETING COMPANY)
	B9.1	Articles of Incorporation of Marketing Company filed March 2, 2000 (2000 U5S, Exhibit B.4).
	B9.2	By-Laws of Marketing Company dated March 2, 2000 (2000 U5S, Exhibit B.4).
AMEREN ENERGY DEVELOPMENT COMPANY (DEVELOPMENT COMPANY)
	B10.1	Articles of Incorporation of Development Company filed March 27, 2000 (2000 U5S, Exhibit B.5).
	B10.2	Articles of Amendment of Development Company filed April 19, 2000 (2000 U5S, Exhibit B.5).
	B10.3	Amended By-Laws of Development Company dated March 27, 2000 (2000 U5S, Exhibit B.5).
AMEREN ENERGY FUELS AND SERVICES COMPANY (AFS)
	B12.1	Articles of Incorporation of AFS filed September 18, 2000 (2000 U5S, Exhibit B.7).
	B12.2	By-Laws of AFS dated September 18, 2000 (2000 U5S, Exhibit B.7).
COWBOY RAILROAD DEVELOPMENT COMPANY, LLC (COWBOY)
	B13.1	Articles of Organization of Cowboy filed February 15, 2002 (2002 U5S, Exhibit B13.1).
	B13.2	Operating Agreement of Cowboy (2002 U5S, Exhibit B13.2).

B.	CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY- LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZAITON (Continued)
AFS DEVELOPMENT COMPANY, LLC (AFSD)
	B14.1	Articles of Organization of AFSD filed September 6, 2002 (2002 U5S, Exhibit B14.1).
	B14.2	Operating Agreement of AFSD (2002 U5S, Exhibit B14.2).
CILCORP INC. (CILCORP) (SEC File No. 2-95569)
	B15.1	Articles of Incorporation of CILCORP as amended November 15, 1999 (CILCORP 1999 Form 10-K, Exhibit 3, File No. 1-8946).
	B15.2	By-Laws of CILCORP as amended May 20, 2003 (June 30, 2003 CILCORP Form 10-K, Exhibit 3.1, File No. 2-95569).
CENTRAL ILLINOIS LIGHT COMPANY (CILCO) (SEC File No. 1-2732)
	B16.1	Articles of Incorporation of CILCO as amended April 28, 1998 (CILCO Form 10- K, Exhibit 3, File No. 1-8946).
	B16.2	By-Laws of CILCO as amended May 20, 2003, (June 30, 2003 CILCORP Form 10-Q, Exhibit 3.2, File No. 1-2732).
	B16.3	By-Laws of CILCO as amended October 8, 2004 (October 14, 2004 Combined Ameren Companies[1] Form 8-K, Exhibit 3.2).
B.	CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION (Continued)
CLM XII, INC.
	B17.1	Articles of Incorporation of CLM XII, Inc. filed November 21, 2003 (2003 U5S, Exhibit 17.1).
	B17.2	By-Laws of CLM XII, Inc. (2003 U5S, Exhibit 17.2).
COFFEEN AND WESTERN RAILROAD COMPANY (Coffeen)
	B18.1	Articles of Incorporation of Coffeen filed on February 11, 2004.(filed herewith on Form SE)
	B18.2	By-Laws of Coffeen (filed herewith on Form SE)

B.	CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY- LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZAITON (Continued)
ILLINOIS POWER COMPANY (IP) (SEC File No. 1-3004)
	B19.1	Amended and Restated Articles of Incorporation of IP, dated September 7, 1994, (September 7, 1994, IP Form 8-K, Exhibit 3(a), File No. 1-3004.
	B19.2	Bylaws of IP as amended October 8, 2004, (October 14, 2004, Combined Ameren Companies and IP Form 8-K, Exhibit 3.3, File No. 1-3004.
C.	INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES
AMEREN CORPORATION (AMEREN) (SEC File No. 1-14756)
C1.1
Agreement, dated as of October 9, 1998, between Ameren and EquiServe Trust Com-pany, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, which includes the form of Certificate of Designation of the Preferred Shares as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights as Exhibit C (October 14, 1998 Ameren Form 8-K, Exhibit 4).

	C1.2	Indenture of Ameren with The Bank of New York, as Trustee, relating to senior debt securities dated as of December 1, 2001 (Ameren’s Senior Indenture) (File No. 333-81774, Exhibit 4.5).
	C1.3	Company order relating to $100,000,000 5.70% Notes due February 1, 2007 issued under Ameren’s Senior Indenture (including the forms of notes) (File No. 333-81774, Exhibit 4.7).
	C1.4	Company order relating to $345,000,000 Notes due May 15, 2007 issued under Ameren’s Senior Indenture (including the forms of notes and certificate of normal unit) (File No. 333-81774, Exhibit 4.8).
C1.5
Purchase Contract Agreement dated as of March 1, 2002 between Ameren and The Bank of New York, as purchase contract agent, relating to the 13,800,000 9.75% Adjustable Conver-sion-Rate Equity Security Units (Equity Security Units) (File No. 333-81774, Exhibit 4.15).

C1.6
Pledge Agreement dated as of March 1, 2002 among Ameren, The Bank of New York, as purchase contract agent and BNY Trust Company of Missouri, as collateral agent, custodial agent and securities intermediary, relating to the Equity Security Units (File No. 333-81774, Exhibit 4.16).

C.	INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES (Continued)
UNION ELECTRIC COMPANY (UE) (SEC File No. 1-2967)
C2.1	Order of the Securities and Exchange Commission dated October 16, 1945 in File No. 70-1154 permitting the issue of Preferred Stock, $3.70 Series (File No. 2-27474, Exhibit 3-E).
C2.2	Order of the Securities and Exchange Commission dated April 30, 1946 in File No. 70-1259 permitting the issue of Preferred Stock, $3.50 Series (File No. 2-27474, Exhibit 3-F).
C2.3	Order of the Securities and Exchange Commission dated October 20, 1949 in File No. 70-2227 permitting the issue of Preferred Stock, $4.00 Series (File No. 2-27474, Exhibit 3-G).
C2.4	Indenture of Mortgage and Deed of Trust of UE dated June 15, 1937 (UE Mortgage), as amended May 1, 1941, and Second Supplemental Indenture dated May 1, 1941 (File No. 2-4940, Exhibit B-1).
C2.5	Supplemental Indentures to UE Mortgage

Dated as of	File Reference	Exhibit No.
April 1, 1971	Form 8-K, April 1971	6
February 1, 1974	Form 8-K, February 1974	3
July 7, 1980	2-69821	4.6
December 1, 1991	33-45008	4.4
December 4, 1991	33-45008	4.5
January 1, 1992	Form 10-K, 1991	4.6
October 1, 1992	Form 10-K, 1992	4.6
December 1, 1992	Form 10-K, 1992	4.7
February 1, 1993	Form 10-K, 1992	4.8
May 1, 1993	Form 10-K, 1993	4.6
August 1, 1993	Form 10-K, 1993	4.7
October 1, 1993	Form 10-K, 1993	4.8
January 1, 1994	Form 10-K, 1993	4.9
February 1, 2000	Form 10-K, 2000	4.1
August 15, 2002	Form 8-K, August 22, 2002	4.3
March 5, 2003	Form 8-K, March 10, 2003	4.4
April 1, 2003	Form 8-K, April 9, 2003	4.4
July 15, 2003	Form 8-K, July 28, 2003	4.4
October 1, 2003	Form 8-K, October 1, 2003	4.4
February 1, 2004	Form 10Q, March 31, 2004	4.1 - 4.8
May 1, 2004	Form 8-K, May 18, 2004	4.4
September 1, 2004	Form 8-K, September 23, 2004	4.4
January 1, 2005	Form 8-K, January 27, 2005	4.4

C.	INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES (Continued)
C2.7
Loan Agreement dated as of December 1, 1991 between the Missouri Environmental Authority and UE, together with Indenture of Trust dated as of December 1, 1991 between The Missouri Environmental Authority and UMB (1992 UE Form 10-K, Exhibit 4.37). Bank, N.A. as successor trustee to Mercantile Bank of St. Louis, N. A.

C.2.8
First Amendment dated as of February 1, 2004, to Loan Agreement dated as of December 1, 1991, between the Missouri Environmental Authority and UE (March 31, 2004 Form 10-Q Combined Ameren Companies, Exhibit 4.9).

C2.9
Loan Agreement dated as of December 1, 1992, between the Missouri Environmental Authority and UE, together with Indenture of Trust dated as of December 1, 1992 between The Missouri Environmental Authority and UMB (1992 UE Form 10-K, Exhibit 4.38). Bank, N.A. as successor trustee to Mercantile Bank of St. Louis, N. A.

C2.10
First Amendment dated as of February 1, 2004, to Loan Agreement dated as of December 1, 1992 between the Missouri Environmental Authority and UE (March 31, 2004 Form 10-Q Combined Ameren Companies, Exhibit 4.10).

	C2.11	Series 1998A Loan Agreement dated as of September 1, 1998 between the Missouri Environ-mental Authority and UE (September 30, 1998 UE Form 10-Q, Exhibit 4.28).
C2.12
First Amendment dated as of February 1, 2004, to Series 1998A Loan Agreement dated as of December 1, 1992, between the Missouri Environmental Authority and UE (March 31, 2004, Form 10-Q Combined Ameren Companies, Exhibit 4.11).

	C2.13	Series 1998B Loan Agreement dated as of September 1, 1998 between the Missouri Environmental Authority and UE (September 30, 1998 UE Form 10-Q, Exhibit 4.29).
C2.14
First Amendment dated as of February 1, 2004, to Series 1998B Loan Agreement dated as of September 1, 1998 between the Missouri Environmental Authority and UE (March 31, 2004 Form 10-Q Combined Ameren Companies, Exhibit 4.12).

	C2.15	Series 1998C Loan Agreement dated as of September 1, 1998 between the Missouri Environmental Authority and UE (September 30, 1998 UE Form 10-Q, Exhibit 4.30).

C.	INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES (Continued)
C2.16
First Amendment dated as of February 1, 2004, to Series 1998C Loan Agreement dated as of September 1, 1998 between the Missouri Environmental Authority and UE (March 31, 2004 Form 10-Q Combined Ameren Companies, Exhibit 4.13).

C2.17
Indenture dated as of August 15, 2002, from UE to The Bank of New York, as Trustee, relating to senior secured debt securities (including the forms of senior secured debt securities as exhibits) (August22, 2002 Form 8-K, Exhibit 4.1).

	C2.18	UE Company Order dated August 22, 2002 establishing the 5.25% Senior Secured Notes due 2012 (August 22, 2002 Form 8-K, Exhibit 4.2).
	C2.19	UE Company Order dated March 10, 2003, establishing the 5.50% Senior Secured Notes due 2034 (March 10, 2003 Form 8-K, Exhibit 4.2)
	C2.20	UE Company Order dated April 9, 2003, establishing the 4.75% Senior Secured Notes due 2015 (April 9, 2003, Form 8-K, Exhibit 4.2).
	C2.21	UE Company Order dated July 28, 2003, establishing the 5.10% Senior Secured Notes due 2018. (July 28, 2003, Form 8-K, Exhibit 4.2)
	C2.22	UE Company Order dated October 7, 2003, establishing the 4.65% Senior Secured Notes due 2013 (October 7, 2003, Form 8-K, Exhibit 4.2)
	C2.23	UE Company Order dated May 13, 2004, establishing the 5.50% Senior Secured Notes due 2014 (October 7, 2003, Form 8-K, Exhibit 4.2)
	C2.24	UE Company Order dated September 1, 2004, establishing the 5.10% Senior Secured Notes due 2019 (September 23, 2004 Combined Ameren Companies Form 8-K, Exhibit 4.2)
	C2.25	UE Company Order dated January 27, 2005, establishing the 5.00% Senior Secured Notes due 2020 (January 27, 2005, Ameren and UE Form 8-K, File No. 1-14756 and 1-2967, Exhibit 4.2).
CENTRAL ILLINOIS PUBLIC SERVICE COMPANY (CIPS) (SEC File No. 1-3672)
C3.1
Indenture of Mortgage or Deed of Trust dated October 1, 1941, from CIPS to Continental Illinois National Bank and Trust Company of Chicago and Edmond B. Stofft, as Trustees (U.S. Bank Trust National Association and Patrick J. Crowley are successor Trustees) (CIPS Mortgage) (Exhibit 2.01 in File No. 2-60232).

C.	INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES (Continued)
	C3.2	Supplemental Indentures to the CIPS Mortgage.

Dated as of	File Reference	Exhibit No.
September 1, 1947	2-7341	Amended 7(b)
January 1, 1949	2-7795	Second Amended 7.03
February 1, 1952	2-9353	Second Amended 4 .07
September 1, 1952	2-9802	Amended 4.05
June 1, 1954	2-10944	Amended 4.02
February 1, 1958	2-13866	Amended 2.02
January 1, 1959	2-14656	Amended 2.02
May 1, 1963	2-21345	Amended 2.02
May 1, 1964	2-22326	Amended 2.02
June 1, 1965	2-23569	Amended 2.02
May 1, 1967	2-26284	Amended 2.02
April 1, 1970	2-36388	Amended 2.02
April 1, 1971	2-39587	Amended 2.02
September 1, 1971	2-41468	Amended 2.02
May 1, 1972	2-43912	Amended 2.02
December 1, 1973	2-60232	2.03
March 1, 1974	2-50146	Amended 2.02
April 1, 1975	2-52886	Amended 2.02
October 1, 1976	2-57141	Second Amended 2.04
November 1, 1976	2-57557	Amended 2.04
October 1, 1978	2-62564	Amended 2.06
August 1, 1979	2-65914	2.02(a)
February 1, 1980	2-66380	2.02(a)
February 1, 1986	33-3188	Amended 4.02
May 15, 1992	Form 8-K, May 15, 1992	4.02
July 1, 1992	Form 8-K, July 1, 1992	4.02
September 15, 1992	Form 8-K, September 15, 1992	4.02
April 1, 1993	Form 8-K, March 30, 1993	4.02
June 1, 1995	Form 8-K, June 1, 1995	4.03
March 15, 1997	Form 8-K, March 15, 1997	4.03

C.	INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES (Continued)

June 1, 1997	Form 8-K, June 1, 1997	4.03
December 1, 1998	333-59438	4.2
June 1, 2001	CIPS Form 10-Q, June 2001	4.1
October 1, 2004	2004 Combined Ameren Companies 10-K	4.91

C3.3	Indenture dated as of December 1, 1998 from CIPS to The Bank of New York relating to Senior Notes, 5.375% due 2008 and 6.125% due 2028 (Exhibit 4.4, in File No. 333-59438).
AMEREN ENERGY GENERATING COMPANY (Genco) (SEC File No. 333-56594)
C4.1	Indenture, dated as of November 1, 2000, between Genco and The Bank of New York, as Trustee, relating to issuance of senior notes (Genco Indenture) (Exhibit 4.1, File No. 333-56594).
C4.2
First Supplemental Indenture, dated as of November 1, 2000, to the Genco Indenture, relating to Genco’s 7.75% Senior Notes, Series A due 2005 and 8.35% Senior Notes, Series B due 2010 (Exhibit 4.2, File No. 333-56594).

C4.3
Second Supplemental Indenture, dated June 12, 2001, to the Genco Indenture, relating to Genco’s 7.75% Senior Notes, Series C due 2005 and 8.35% Senior Notes, Series D due 2010 (including as exhibit the form of Exchange Note)(Exhibit 4.3, File No. 333-56594).

C4.4
Third Supplemental Indenture, dated June 1, 2002, to the Genco Indenture, relating to Genco’s 7.95% Senior Notes, Series E due 2032 (including as exhibit the form of Exchange Note)(June 30, 2002, GenCorp Form 10-Q, Exhibit 4.1, File No. 333-56594).

C4.5
Fourth Supplemental Indenture, dated January 15, 2003, to the Genco Indenture, relating to Genco’s 7.95% Senior Notes, Series F due 2032 (including as exhibit the form of Exchange Note)(2002 Genco Form 10-K, Exhibit 4.5, File No. 333-56594).

CILCORP INC. (CILCORP) (SEC File No. 2-95569)
C5.1
Indenture, dated as of October 18, 1999, between Midwest Energy, Inc. and The Bank of New York, as Trustee, and First Supplemental Indenture, dated as of October 18, 1999, between CILCORP and The Bank of New York (Filed as Exhibit 4.1 and 4.2, File No. 333-90373).

C.	INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES (Continued)

CENTRAL ILLINOIS LIGHT COMPANY (CILCO) (SEC File No. 1-2732)
C6.1
Indenture of Mortgage and Deed of Trust between Illinois Power Company and Bankers Trust Company, as Trustee, dated as of April 1, 1933 (CILCO Mortgage), Supplemental Indenture between CILCO and Bankers Trust Company, as Trustee, dated as of July 1, 1933 and Supplemental Indenture between the same parties dated as of January 1, 1935, securing first mortgage bonds (Designated in Registration No. 2-1937 as Exhibit B-1, in Registration No. 2-2093 as Exhibit B-1(a), in Form 8-K for April 1940.

C6.2	Supplemental Indentures to CILCO Mortgage

Dated as of	File Reference	Exhibit No.

December 1, 1949	Form 8-K	Exhibit A
December 1, 1951	Form 8-K	Exhibit A
July 1, 1957	Form 8-K	Exhibit A
July 1, 1958	Form 8-K	Exhibit A
March 1, 1960	Form 8-K	Exhibit A
September 20, 1961	Form 8-K	Exhibit A
March 1, 1963	Form 8-K	Exhibit A
February 1, 1966	Form 8-K	Exhibit A
March 1, 1967	Form 8-K	Exhibit A
August 1, 1970	Form 8-K	Exhibit A
September 1, 1971	Form 8-K	Exhibit A
September 20, 1972	Form 8-K	Exhibit A
April 1, 1974	Form 8-K	Exhibit A
June 1, 1974	Form 8-K	Exhibit 2(b)
March 1, 1975	Form 8-K	Exhibit A
May 1, 1976	Form 8-K	Exhibit A
May 16, 1978	Form 8-K	Exhibit A
September 1, 1982	Form 8-K	Exhibit 2
January 15, 1992	Form 8-K	Exhibit (4)(b)
January 1, 1993	Form 8-K	Exhibit (4)
November 1, 1994	Form 8-K	Exhibit 4
October 1, 2004	2004 Combined Ameren Companies’ 10-K	Exhibit 4.121

C.	INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES (Continued)
ILLINOIS POWER COMPANY (IP) (SEC File No. 1-03004)
C7.1	General Mortgage Indenture and Deed of Trust dated as of November 1, 1992 (IP Mortgage) (IP 1992 Form 10-K, Exhibit 4(cc), File No. 1-3004).
C7.2	Supplemental Indentures to IP Mortgage.

Dated as of	File Reference	Exhibit No.
March 15, 1993	1992 Form 10-K	Exhibit 4(ii)
July 15, 1993	June 30, 1993 Form 10-Q	Exhibit 4(kk)
August 1, 1993	June 30, 1993 Form 10-Q	Exhibit 4(mm)
April 1, 1997	March 31, 1997 Form 10-Q	Exhibit 4(b)
March 1, 1998	333-71061	Exhibit 4.41
March 1, 1998	333-71061	Exhibit 4.42
September 15, 1998	333-71061	Exhibit 4.46
June 15, 1999	June 30, 1999 Form 10-Q	Exhibit 4.2
July 15, 1999	June 30, 1999 Form 10-Q	Exhibit 4.4
July 15, 1999	June 30, 1999 Form 10-Q	Exhibit 4.6
May 1, 2001	2001 Form 10-K	Exhibit 4.19
May 1, 2001	2001 Form 10-K	Exhibit 4.20
December 15, 2002	December 23, 2002 Form 8-K	Exhibit 4.1

1 The file number references for the Combined Ameren Companies' filings with the SEC are:  Ameren, 1-14756, UE, 1-2967, CIPS, 1-3672, Genco, 333-56594,
CILCORP, 2-95569 and  CILCO, 1-2732.

*D.  AGREEMENT ALLOCATING CONSOLIDATED INCOME TAX LIABILITY
 BY AMEREN CORPORATION AND SUBSIDIARIES (filed herewith on Form SE).

*F.   SCHEDULES SUPPORTING ITEMS OF THE REPORT

F-1	The opinion of the independent accountants as to the consolidated financial statements and the footnotes are included in Exhibit A.1, which is incorporated by reference.

F-2
Supporting plant, depreciation and reserve schedules for Union Electric Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others, FERC Form No. 2 - Annual Report of Natural Gas Companies, and Form 21 ILCC - Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities as follows:

Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization and Depletion (Electric & Gas)

Nuclear Fuel Materials

Electric Plant in Service

Gas Plant in Service

Electric Plant Held for Future Use

Construction Work in Progress - Electric

Construction Work in Progress - Gas

Accumulated Provision for Depreciation of Electric Utility Plant

Accumulated Provision for Depreciation of Gas Utility Plant

Gas Stored

Non-utility Property

Accumulated Provision for Depreciation and Amortization of Non-utility Property

Depreciation and Amortization of Electric Plant

Depreciation, Depletion and Amortization of Gas Plant

F-3
Supporting plant, depreciation and reserve schedules for Central Illinois Public Service Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others and Form 21 ILCC - Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities as follows:

Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization and Depletion (Electric & Gas)

Electric Plant in Service

Gas Plant in Service

Manufactured Gas Production Plant

Electric Plant Held for Future Use

Gas Plant Held for Future Use

Construction Work in Progress - Electric

Construction Work in Progress - Gas

Accumulated Provision for Depreciation of Electric Utility Plant

Accumulated Provision for Depreciation of Gas Utility Plant

Gas Stored

Non-utility Property

Accumulated Provision for Depreciation and Amortization of Non-utility Property

Depreciation and Amortization of Electric Plant

Depreciation, Depletion and Amortization of Gas Plant

F-4	Supporting plant, depreciation and reserve schedules for Ameren Energy Generating Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others as follows:

Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization and Depletion (Electric & Gas)

Electric Plant in Service

Construction Work in Progress - Electric

Accumulated Provision for Depreciation of Electric Utility Plant

Depreciation and Amortization of Electric Plant

F-5
Supporting plant, depreciation and reserve schedules for Central Illinois Light Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others and Form 21 ILCC - Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities as follows:

Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization and Depletion (Electric & Gas)

Electric Plant in Service

Gas Plant in Service

Electric Plant Held for Future Use

Construction Work in Progress - Electric

Construction Work in Progress - Gas

Accumulated Provision for Depreciation of Electric Utility Plant

Accumulated Provision for Depreciation of Gas Utility Plant

Gas Stored

Non-utility Property

Accumulated Provision for Depreciation and Amortization of Non-utility Property

Depreciation and Amortization of Electric Plant

Depreciation, Depletion and Amortization of Gas Plant

F-6
Supporting plant, depreciation and reserve schedules for Illinois Power Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others and Form 21 ILCC - Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities as follows:

Summary of Utility Plant and Accumulated Provisions for Depreciation, Amortization and Depletion (Electric & Gas)

Electric Plant in Service

Gas Plant in Service

Electric Plant Held for Future Use

Gas Plant Held for Future Use

Construction Work in Progress - Electric

Construction Work in Progress - Gas

Accumulated Provision for Depreciation of Electric Utility Plant

Accumulated Provision for Depreciation of Gas Utility Plant

Gas Stored

Non-utility Property

Accumulated Provision for Depreciation and Amortization of Non-utility Property

Depreciation and Amortization of Electric Plant

Depreciation, Depletion and Amortization of Gas Plant

G.   ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG IN WHICH THE SYSTEM HOLDS AN INTEREST TO OTHER
       SYSTEM COMPANIES  (filed herewith on Form SE).

H.   FINANCIAL STATEMENTS FOR EACH EWG OF THE REGISTERED HOLDING  COMPANY

H.1	Audited Financial Statements for AmerenEnergy Generating Company (File No. 333-56594, Form S-4, filed under the Securities and Exchange Act of 1933)
*H.2	Audited Consolidated Financial Statements for Electric Energy, Inc. and Subsidiaries (filed confidentially on Form SE)
*H.3	Unaudited Consolidated Financial Statements for AmerenEnergy Development Company (filed confidentially on Form SE)
*H.4	Unaudited Financial Statements for Midwest Electric Power, Inc. (filed confidentially on Form SE)
*H.5	Unaudited Financial Statements for AmerenEnergy Medina Valley Cogen LLC (filed confidentially on Form SE)

SIGNATURE

Ameren Corporation, a registered holding company, has duly caused this annual report for the year ended December 31, 2004 to be signed on its behalf by the undersigned thereto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.

AMEREN CORPORATION

By: /s/ Martin J. Lyons
Martin J. Lyons
Vice President and Controller

April 29, 2005